MANAGEMENT OPERATING AGREEMENT

This Management Operating Agreement (the "Agreement" is made and entered into the 31st day of December 2021 by and between Life on Earth, Inc. ("LFER") a Delaware corporation with its principal offices located in New York, and CareClix Holdings, Inc. ("SOLI") a Florida corporation with its principal offices located in Melbourne, Florida (LFER and SOLI being sometimes referred to herein as a Party or Parties).

WHEREAS, LFER and SOLI entered into that certain Share Purchase Agreement dated December 17, 2021 pursuant to which LFER agreed to acquire four operating subsidiaries of SOLI (hereafter identified as the "Subsidiaries") for stock of LFER (hereafter the "Transaction"); and

WHEREAS, the Share Purchase Agreement provided for a Closing of the Transaction on or before December 31, 2021; and

WHEREAS, the shares of LFER to be issued as part of the consideration for the closing of the Transaction as set forth in Sections 1.2.1 and 1.2.2 of the Share Purchase Agreement cannot be issued by LFER until a required Form S-4 registration statement for such shares of LFER to be issued, has been filed with and declared effective by the U.S. Securities Exchange Commission (the "SEC"); and

WHEREAS, the Parties desire to complete the Closing of the Transaction as of December 31, 2021 (the "Interim Closing") except for the issuance of the full consideration for the Transaction by LFER as set forth in Sections 1.2.1 and 1.2.2 of the Share Purchase Agreement, pending the effectiveness of the Form S-4; and to provide for the interim management and operations of the Subsidiaries, as wholly-owned subsidiaries of LFER;

NOW, THEREFORE, for valuable consideration the receipt and sufficiency of which are expressly agreed to by the Parties, the Parties hereby agree as follows:

1. At the Interim Closing, LFER will convey the consideration set forth in Section 1.2.3 of the Share Purchase Agreement, and SOLI will convey all of its interests in the four operating subsidiaries, CareClix, Inc., CareClix Services, Inc., My CareClix, Inc. and CareClix RPM, Inc. (collectively the "Subsidiaries"), to LFER, which thereafter shall be wholly-owned subsidiaries of LFER effective January 1, 2022, subject to the terms of this Agreement, until LFER has filed the required S-4 registration statement for the LFER shares as set forth in Sections 1.2.1 and 1.2.2 of the Share Purchase Agreement, such S-4 registration statement has been declared effective by the SEC and the shares have been issued as the LFER consideration for the Transaction (the "Final Closing").

2. All of the conditions to Closing as set forth in the Share Purchase Agreement having been met except for the issuance of the LFER share consideration as set forth in Sections 1.2.1 and 1.2.2 of the Share Purchase Agreement, the Parties have accordingly entered into the Interim Closing as of and at December 31, 2021.

3. In accordance with the Share Purchase Agreement, the current management of the Subsidiaries shall continue as the management of the Subsidiaries as of and after the Interim Closing, SOLI shall have no part in the management or operations of the Subsidiaries, and LFER shall record the shares to be issued as the consideration as set forth in Sections 1.2.1 and 1.2.2 of the Share Purchase Agreement as a liability for shares issuable on its financial records.

4. LFER shall use its best efforts to promptly file an S-4 registration statement for the registration of the LFER share consideration as set forth in Sections 1.2.1 and 1.2.2 of the Share Purchase Agreement with the SEC and to use its best efforts to obtain such effectiveness as expeditiously as possible. In the event that LFER fails or is unable to obtain an effective Form S-4 registration statement from the SEC for the required S-4 registration of the LFER share consideration as set forth in Sections 1.2.1 and 1.2.2 of the Share Purchase Agreement on or before May 31, 2022, then, unless the Parties agree to the contrary or extend the Final Closing in writing, the Subsidiaries shall be returned to SOLI and the Interim Closing shall be reversed.

5. Except for this Agreement, following the Interim Closing, SOLI shall have no involvement or participation in the operations or management of the Subsidiaries; and SOLI shall have no interest in LFER, as a shareholder, creditor, or otherwise and LFER shall have no interest in SOLI, as a shareholder, creditor, or otherwise.

6. The Parties hereby agree that any and all claims (except only for requests for injunctive or other equitable relief) whether existing now, in the past or in the future as to which the Parties or any affiliates may be adverse Parties, and whether arising out of this Agreement or from any other cause, will be resolved by arbitration before the American Arbitration Association within the State of New York. The Parties hereby irrevocably consent to the jurisdiction of the American Arbitration Association and the situs of the arbitration (and any requests for injunctive or other equitable relief) in New York, State of New York. Any award in arbitration may be entered in any domestic or foreign court having jurisdiction over the enforcement of such awards. The law applicable to the arbitration and this Agreement shall be that of the State of New York. The arbitrator may, in its discretion, allow the Parties to make reasonable disclosure and discovery in regard to any matters that are the subject of the arbitration and to compel compliance with such disclosure and discovery order. The arbitrator may order the Parties to comply with all or any of the disclosure and discovery provisions of the Federal Rules of Civil Procedure, as they then exist, as may be modified by the arbitrator consistent with the desire to simplify the conduct and minimize the expense of the arbitration. Regardless of any practices of arbitration to the contrary, the arbitrator will apply the rules of contract and other law of the jurisdiction whose law applies to the arbitration so that the decision of the arbitrator will be, as much as possible, the same as if the dispute had been determined by a court of competent jurisdiction. Any award or decision by the American Arbitration Association shall be final, binding and non-appealable except as to errors of law or the failure of the arbitrator to adhere to the arbitration provisions contained in this agreement. Each Party to the arbitration shall pay its own costs and counsel fees except as specifically provided otherwise in this agreement. In any adverse action, the Parties shall restrict themselves to claims for compensatory damages and\or securities issued or to be issued and no claims shall be made by any Party or affiliate for lost profits, punitive or multiple damages. The Parties covenant that under no conditions will any Party or any affiliate file any action against the other (except only requests for injunctive or other equitable relief) in any forum other than before the American Arbitration Association, and the Parties agree that any such action, if filed, shall be dismissed upon application and shall be referred for arbitration hereunder with costs and attorney's fees to the prevailing Party. It is the intention of the Parties and their affiliates that all disputes of any nature between them, whenever arising, whether in regard to this agreement or any other matter, from whatever cause, based on whatever law, rule or regulation, whether statutory or common law, and however characterized, be decided by arbitration as provided herein and that no Party or affiliate be required to litigate in any other forum any disputes or other matters except for requests for injunctive or equitable relief. This agreement shall be

interpreted in conformance with this stated intent of the Parties and their affiliates. The provisions for arbitration contained herein shall survive the termination of this agreement for any reason.

7   General Provisions

   7.1   Confidentiality.

      7.1.1   Except for any governmental filings required in order to complete the Transaction, and

      7.1.2   Except as Seller and the Buyer may agree or consent in writing, and

      7.1.3   Except as may be required by applicable law, court proceeding or obligations pursuant to the rules of any securities exchange or self-regulatory authority.

      all information received by Seller and the Buyer and their respective representatives pursuant to the terms of this Agreement shall be kept in confidence by the receiving Party and its representatives.

      7.1.4   In the event any person is required by law to disclose any such information, such Party shall promptly notify the other Party hereto in writing so that such Party may seek a protective order and/or other motion to prevent or limit the production or disclosure of such information. Such Party shall continue to be bound by its obligations pursuant to Section 7.1 for any information that is not required to be disclosed, or that has been afforded protective treatment, pursuant to such motion. If the transactions contemplated hereby shall fail to be consummated, all copies of documents or extracts thereof containing information and data as to one of the other Parties, including all information prepared by the receiving Party or such receiving Party's representatives, shall be turned over to the Party furnishing same, except that such information prepared by the receiving Party or such receiving Party's representatives may be destroyed at the option of the receiving Party, with notice of such destruction (or return) to be confirmed in writing to the disclosing Party. Any information not so destroyed (or returned) will remain subject to these confidentiality provisions (notwithstanding any termination of this Agreement).

      7.1.5   The foregoing confidentiality provisions shall not apply to such portions of the I information received which:

         7.1.5.1 are or become generally available to the public through no action by the receiving Party or by such Party's representatives;

         7.1.5.2 are or become available to the receiving Party on a non-confidential basis from a source, other than the disclosing Party or its representatives, which the receiving Party believes, after reasonable inquiry, is not prohibited from disclosing such portions to it by a contractual, legal or fiduciary obligation; or

         7.1.5.3 are developed by a Party without use of any information received by such Party pursuant to the terms of this Agreement.

7.1.6   The Parties acknowledge and agree that the remedy at law for any breach of Section 7.1 will be inadequate and that the non-breaching Party shall be entitled, in addition to any remedy at law, to injunctive or other equitable relief.

7.2   Further Assurances. From time to time, each Party will execute such additional instruments and take such actions as may be reasonably required to carry out the intent and purposes of this Agreement.

7.3   Waiver. Any failure on the part of either Party hereto to comply with any of its obligations, agreements, or conditions hereunder may be waived in writing by the Party to whom such compliance is owed.

7.4   Brokers. Each Party agrees to indemnify and hold harmless the other Party against any fee, loss, or expense arising out of claims by brokers or finders employed or alleged to have been employed by the indemnifying Party.

7.5   Notices. All notices and other communications hereunder shall be in writing and shall be given by personal delivery, overnight delivery, electronic mail, or mailed by registered or certified mail, postage prepaid, with return receipt requested, as follows:

 if to LFER, to:

Life on Earth, Inc.
Attention: Mahmood Khan, CEO
1345 6th Ave.
2nd Floor
NY, NY 10105
Phone: 1-646-844-9897
Email: info@lifeonearthinc.com
With a copy (which shall not constitute notice) to: jlaxague@cronelawgroup.com

 if to SOLUI, to:

CareClix Holdings, Inc.
1270 N. Wickham Road
Suite 13-1019
Melbourne, FL 32935
Telephone: 321-223-2670
Email: mrScott@soleihealth.com

With a copy (which shall not constitute notice) to legal@careclix.com

The persons and addresses set forth above may be changed from time to time by a notice sent as aforesaid. If notice is given by personal delivery or overnight delivery in accordance with the provisions of this Section, such notice shall be conclusively deemed given at the time of such delivery provided a receipt is obtained from the recipient. If notice is given by mail, such notice shall be deemed given upon receipt and delivery or refusal.

7.6 <u>Assignment</u>. This Agreement shall inure to the benefit of, and be binding upon, the Parties hereto and their successors and assigns; provided, however, that any assignment by any Party of its rights under this Agreement without the written consent of the other Parties, which may be withheld for any reason, shall be void.

7.7 <u>Counterparts</u>. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures sent by facsimile transmission or electronic signatures shall be deemed to be evidence of the original execution thereof.

7.8 <u>Review of Agreement</u>. Each Party acknowledges that it has had time to review this Agreement and, as desired, consult with counsel. In the interpretation of this Agreement, no adverse presumption shall be made against any Party on the basis that it has prepared, or participated in the preparation of, this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

LFER: **SOLI:**
Life on Earth, Inc.   CareClix Holdings, Inc.



By: _____   By; _____
    Mahmood Khan   Charles O. Scott
    Chief Executive   Chairman and CEO